UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 4

DEALERTRACK TECHNOLOGIES, INC.

(Name of Subject Company)

DEALERTRACK TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

242309102

(CUSIP Number of Class of Securities)

Gary N. Papilsky, Esq.

General Counsel
Dealertrack Technologies, Inc.

1111 Marcus Ave., Suite M04

Lake Success, NY 11042

(516) 734-3600

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Paul S. Scrivano, Esq.

O’Melveny & Myers LLP
Times Square Tower

7 Times Square

New York, New York 10036

(212) 326-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Dealertrack Technologies, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on June 26, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Runway Acquisition Co. (“Acquisition Sub”), a subsidiary of Cox Automotive, Inc. (“Parent”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $63.25 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 26, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2. Identity and Background of Filing person

1.	Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“On July 24, 2015, in connection with the Second Request that the Company and Parent received from the Antitrust Division on July 23, 2015, pursuant to the Merger Agreement, Parent extended the expiration of the Offer. The Offer was previously scheduled to expire at midnight, New York City Time, on July 24, 2015. The expiration date of the Offer is extended to midnight, New York City Time, on August 21, 2015, unless further extended.

On July 24, 2015, the Company and Parent issued a joint press release relating to the Second Request and announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(1)(H) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 8. Additional Information

The subsection “Regulatory Approvals—U.S. Antitrust Laws” of Item 8 of this Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end thereof:

“Parent and the Company originally filed Premerger Notification and Report Forms under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on June 19, 2015. Parent subsequently voluntarily withdrew its Premerger Notification and Report Form under the HSR Act in order to provide the Antitrust Division with additional time to review the proposed acquisition of the Company, and resubmitted its Premerger Notification and Report Form on July 8, 2015, thereby starting a new 15-day waiting period under the HSR Act. On July 23, 2015, the Company received from the Antitrust Division a Second Request under the HSR Act with respect to the Offer. Parent has informed the Company that it also received a Second Request on July 23, 2015. As a result of the Second Requests, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer has been extended until 11:59 p.m., New York City time on the 10th calendar day following the date of Parent’s substantial compliance with its Second Request, unless such waiting period is earlier terminated by the government. Parent and the Company continue to work cooperatively and expeditiously with the DOJ in connection with its review.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(H)	Joint Press Release issued by Cox Automotive, Inc. and Dealertrack Technologies, Inc., dated July 24, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 24, 2015

DEALERTRACK TECHNOLOGIES, INC.

By:  /s/ Eric D. Jacobs

Name:  Eric D. Jacobs

Title:    Executive Vice President, Chief

             Financial and Administrative Officer